SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.     )*

	Dailey Petroleum Services Corp.
	________________________________________
	(Name of Issuer)

	Common Stock
	________________________________________
	(Title of Class of Securities)

	23380G10
	_________________________
	(CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d - 7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))




CUSIP No.  23380G10     13G
          __________                   ___   ___

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [   ]  Not applicable.
(b)  [   ]  Not applicable.

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York corporation.


				5.	SOLE VOTING POWER
						549,300
	NUMBER OF
	SHARES		6.	SHARED VOTING POWER
	BENEFICIALLY			- 0 -
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			655,400

				8.	SHARED DISPOSITIVE POWER
						- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
					655,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		15.35%

12.	TYPE OF REPORTING PERSON*
	HC, IC




SCHEDULE 13G

	Item 1 (a).	Name of Issuer
	Dailey Petroleum Services Corp.

	Item 1 (b).	Address of Issuer's Principal
Office:
	P.O. Box 1836 2507 North Frazier
	Conroe, TX   77305

	Item 2 (a).	Name of Person Filing
	Metropolitan Life Insurance Company
	By Jane C. Weinberg, Associate General Counsel.

	Item 2 (b)	Address of Principal Business
Office:
	One Madison Avenue
	New York, New York 10010.

	Item 2 (c).	Citizenship
	A New York corporation.

	Item 2 (d).	Title of Class of Securities
	Common Stock

	Item 2 (e).	CUSIP Number
	23380G10

	Item 3.	If this statement is filed pursuant to
Rules 13d-1(b), or 13d-2(b), check whether the person
filing is a:
	(a) [ ]	Broker or Dealer registered under Section
15 of the Act.
	(b) [ ]	Bank as defined in Section 3 (a) (6) of
the Act.
	(c) [X]	Insurance Company as defined in Section 3
(a) (19) of the Act.
	(d) [ ]	Investment Company registered under
Section 8 of the Investment Company Act.
	(e) [ ]	Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940.
	(f) [ ]	Employee Benefit Plan, Pension Fund which
is subject to the provisions of the Employee Retirement
Income Security Act of 1974 or Endowment Fund
	(g) [X]	Parent Holding Company, in accordance
with Section 240.13d-1(b) (ii) (G) (Note: See Item 7).
	(h) [ ]	Group, in accordance with Section
240.13d-1 (b) (1) (ii) (H)


SCHEDULE 13G

Item	     4.	Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  655,400

	(b)	Percent of Class:  15.35%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the
			vote:  549,300
		(ii)	shared power to vote or to direct the
			vote:  -0-
		(iii)	sole power to dispose or to direct the
			disposition of:  655,400
		(iv)	shared power to dispose or to direct
			the disposition of:  -0-

Item	5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[].

Item	6.	Ownership of More than Five Percent on Behalf
of Another Person.
	    Not applicable.


SCHEDULE 13G

Item	     7.	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

The Reporting Person is affiliated with State Street
Research and Management Company, Inc., an Investment
Adviser registered under Section 203 of the Investment
Advisers Act, and has included shares owned by them in the totals shown on the cover page as indirectly beneficially owned by the Reporting Person. This affiliate follows an independent investment decision-making process and has sole voting and/or dispositive power over the amount of securities reported.

Item 8.	Identification and Classification of Members
of the Group.

			Not applicable.

Item 9.	Notice of Dissolution of Group.

			Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:	May 8, 1997
	Signature:	/s/ Jane C. Weinberg
		Jane C. Weinberg
		Associate General Counsel